UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to

Rule 13d-1(b), (c) and (d) and Amendments Thereto

Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

ATP Oil & Gas Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

00208J10-8

(CUSIP Number)

January 1, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00208J10-8	13G/A	Page 2 of 5 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) T. Paul Bulmahn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned at January 1, 2008 by Each Reporting Person With:	5. Sole Voting Power 6,719,042 (see Item 4)
6. Shared Voting Power
7. Sole Dispositive Power 6,719,042 (see Item 4)
8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,719,042 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 18.68%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00208J10-8	13G/A	Page 3 of 5 pages

SCHEDULE 13G

This Schedule 13G is filed on behalf of T. Paul Bulmahn.

Item 1	(a).	Name of Issuer:

ATP Oil & Gas Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

4600 Post Oak Place Suite 200 Houston, Texas 77027

Item 2	(a).	Name of Person Filing:

T. Paul Bulmahn

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

ATP Oil & Gas Corporation 4600 Post Oak Place Suite 200 Houston, Texas 77027

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2	(e).	CUSIP Number:

00208J10-8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 00208J10-8	13G/A	Page 4 of 5 pages

Item 4.	Ownership.

(a) Amount beneficially owned:

6,719,042

(b) Percent of class:

18.68%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

6,719,042

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

6,719,072

(iv) Shared power to dispose or to direct the disposition of:

The Beneficial Owner has commenced legal proceedings seeking the return of 1,250,000 pledged shares for which the underlying loan has been repaid. These shares cannot be voted or sold by the Beneficial Owner until the proceedings are resolved.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 00208J10-8	13G/A	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
(Date)

By:	/s/ T. Paul Bulmahn
T. Paul Bulmahn